Exhibit 99.3

Akari Therapeutics Reports Q1 2021 Financial Results and Highlights Recent Clinical Progress

‒	Open Investigational New Drug Application (IND) with U.S. Food and Drug Administration (FDA) for Phase III study of nomacopan in bullous pemphigoid (BP)

‒	Phase III study of nomacopan in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA), a disease with no approved treatment, is open for enrollment in the U.S. and Europe.

‒	Ongoing pharmacokinetic (PK) study to evaluate the potential for nomacopan as a treatment for dry age-related macular degeneration (AMD), where the demonstrated inhibition of both complement (C5) and VEGF by nomacopan may provide a new treatment option.

‒	Lung program focused on treating exacerbations in diseases including COVID-19 pneumonia and severe asthma where both complement (C5) and leukotriene (LTB4) are implicated and where nomacopan can be potentially delivered directly to the lung in a nebulizer or via a dry powder.

‒	Ongoing severe trauma studies under a Cooperative Research and Development Agreement (CRADA) with the U.S. Army Institute of Surgical Research (USAISR). Separately, investigating the potential for nomacopan in brain injury due to subarachnoid hemorrhage.

‒	Active pipeline development including a new anti-histamine, votucalis, a biopharmaceutical with a similar structure to nomacopan, in pre-clinical development in dermatology and neurology.

NEW YORK and LONDON, June [29], 2021 - Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced financial results for the first quarter of 2021, as well as recent clinical progress.

Akari’s two lead programs, in BP and HSCT-TMA, are in Phase III clinical development and have been granted both Orphan Drug and Fast Track designations. The Company also has earlier stage programs addressing ophthalmology, pulmonary diseases and trauma.

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Corporate

The Company is expanding its senior operational team in the U.S. and the UK, and recently appointed a new senior medical director, Dr. Sanjeev Khindri, former acting CMO at Galecto Biotech AB and global clinical leader within Johnson & Johnson with Phase II and Phase III experience. Dr. Khindri has responsibility for the BP and HSCT-TMA pivotal Phase III programs.

Over the last two years, Akari has made good progress in the development of its drug substance and drug product. Recently, it has successfully released the first commercial-scale GMP batch of an advanced strain for nomacopan expression, which provides at least a five-fold increase in yield of the ‘to be marketed’ drug substance.

“Akari continues to make progress advancing clinical development of nomacopan in multiple indications, including BP, HSCT-TMA, as well as eye and lung diseases”, said Clive Richardson, Chief Executive Officer of Akari Therapeutics. “Our commercial strategy is to focus on progressing our current orphan disease programs while partnering in other larger disease areas such as the eye and lung which utilize different routes of administration.”

PHASE III TRIALS

Two ongoing pivotal Phase III programs in orphan diseases with no specific approved treatments.

Phase III clinical trial in patients with BP

BP is a severe autoimmune blistering disease of the elderly.

▪	The Company anticipates recruitment in the U.S. and Europe in the third quarter of 2021 in a multicenter Phase III study of nomacopan for the treatment of BP following the recent opening of an U.S. Food and Drug Administration (FDA) IND.

▪	The FDA and the European Medicines Agency (EMA) have granted Orphan Drug designation for nomacopan for the treatment of BP, and the FDA has granted Fast Track designation to nomacopan in BP.

▪	Opportunities to expand into other dermatological conditions such as hidradenitis suppurativa (HS) which is a disease that may impact over 1% of the population in developed economies. Both complement C5 activation and LTB4 are believed to have key roles in driving the disease pathology.

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Phase III clinical trial in patients with HSCT-TMA

HSCT-TMA is a severe disease in pediatric patients with an estimated 80% mortality rate and no approved treatments.

▪	Phase III study in pediatric HSCT-TMA is now open for enrollment at sites in the U.S. and Europe, subject to the ongoing impact of COVID-19 related restrictions.

▪	Akari has FDA Fast Track and Orphan Drug designations for pediatric HSCT-TMA patients.

▪	Success in pediatric HSCT-TMA would provide opportunities to expand into adult HSCT-TMA and related TMA-like diseases where complement and LTB4 have important roles such as atypical hemolytic uremic syndrome, systemic lupus erythematosus and anti-phospholipid syndrome.

PNH - long term data

Long-term treatment data for PNH patients in phase II and phase III studies shows nomacopan is well tolerated, maintains its drug effect over multiple years, and shows a marked clinical effect with 79% of formerly transfusion dependent patients becoming transfusion independent. Akari believes this long-term clinical data de-risks key aspects of their clinical programs going forward.

OTHER CLINICAL PROGRAMS

These studies are primarily focused on large disease areas with high unmet need. For these programs we are using alternative formulations of nomacopan (topical, nebulized or long acting), which provides an opportunity for separate partnering options for different formulations.

Ophthalmology program

▪	In our surface of the eye program, nomacopan delivered topically has been shown to have a positive safety profile and was well tolerated in a Phase I/II study in atopic keratoconjunctivitis. There remains an unmet need for severe surface of the eye inflammatory diseases and leveraging our open IND application we are currently exploring a Phase II study.

▪	Recent publications (Eskandarpour et al 2020 and 2021) support a potential therapeutic role for long-acting PAS-nomacopan in sight threatening retinal diseases given its demonstrated inhibition of both complement and VEGF (via LTB4) which are both implicated in multiple conditions. This unique dual acting combination may be particularly relevant to dry AMD where complement is a key treatment target and VEGF inhibition may prevent the risk of conversion to wet AMD where VEGF inhibitors are the primary treatment.

▪	PAS-nomcopan is an engineered form of nomacopan which increases the molecular weight (MW) of nomacopan from 17Kda to an effective MW of over 500 Kda. This significantly extends the half-life of nomacopan and as such provides a potential opportunity to significantly reduce the patient injection frequency for back of the eye diseases. PK studies to evaluate residence time and hence injection interval are ongoing and expected to read out later this year.

▪	To maximize the potential of nomacopan in the ophthalmology market, Akari is exploring opportunities to collaborate with partners to accelerate the development of these ophthalmology programs.

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Lung program

▪	There are multiple poorly treated lung inflammatory conditions, including COVID-19 pneumonia, where the combined role of complement and LTB4 has been implicated. In addition, the potential to deliver nomacopan directly to the lung in nebulized or potentially dry powder form provides further potential benefit to patients.

▪	We are exploring the development of nomacopan in severe asthma, which is one of several large lung inflammatory conditions diseases with exacerbations which still has limited treatment options. Pre-clinical work with nomacopan has demonstrated significant reduction of neutrophils and eosinophils which are key drivers of inflammation.

▪	Proposed publication of the Akari sponsored observational study and role of nomacopan in COVID-19 patients is in preparation. Initiation of further COVID-19 randomized studies later in the year is subject to optimizing patient selection to align with the findings of the paper.

Trauma

▪	Working under a CRADA with the USAISR, nomacopan is currently being investigated in a model of blast injury and hemorrhagic shock. Alongside pre-clinical work, Akari is separately exploring the potential for nomacopan in traumatic brain injury and subarachnoid hemorrhage where the role of C5 and LTB4 are implicated.

▪	Trauma is a global health issue. In the U.S., there are approximately 500,000 trauma hospital discharges a year which are defined as severe and might benefit from early drug intervention to reduce multi-organ dysfunction following trauma.

Histamine inhibitor

▪	Votucalis is a new histamine inhibitor with a similar structure to nomacopan and a unique mode of action that prevents activation of all four histamine G-protein coupled receptors. Ongoing work in collaboration with two United Kingdom University Centers using votucalis is focused on expanding the Company’s existing dermatology franchise in atopic dermatitis and pain management. In both cases initial skin penetration data indicates a potential opportunity for topical delivery. Additional data is expected later in 2021.

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First Quarter 2021 Financial Results

▪	As of March 31, 2021, the Company had cash of approximately $6.7 million, compared to cash of approximately $14.1 million at December 31, 2020.

▪	In June 2020, Akari entered into a securities purchase agreement (Purchase Agreement) with Aspire Capital Fund, LLC (Aspire Capital) whereby Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs. During the three months ended March 31, 2021, the Company did not sell any shares to Aspire Capital. As of March 31, 2021, $24 million of the original purchase commitment of $30 million remains available under the facility. A further $2 million has been drawn down following the end of the quarter.

▪	Research and development expenses for first quarter 2021 were approximately $3.5 million, as compared to approximately $2.7 million in the same quarter the prior year. The increase was due to additional manufacturing costs for Phase III studies.

▪	General and administrative expenses for the first quarter 2021 were approximately $2.0 million, as compared to approximately $2.2 million in the same quarter the prior year.

▪	For the first quarter 2021, total other expense was approximately $0.3 million as compared to total other income of approximately $1.2 million in the first quarter of 2020. This change was primarily due to higher other income related to the change in the fair value of warrant liabilities in the first quarter of 2020.

▪	Net loss for the first quarter 2021 was approximately $5.8 million, as compared to approximately $3.7 million for the same quarter the prior year. The increase in net loss was primarily due to the aforementioned higher research and development expenses as well as lower other income.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four areas: bullous pemphigoid (BP), thrombotic microangiopathy (TMA), as well as programs in the eye and lung.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes No obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give No assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake No obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

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AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2021 and December 31, 2020

(in U.S. dollars, except share data)

	March 31, 2021	December 31, 2020
	(Unaudited)
Assets

Current Assets:
Cash	$6,668,325	$14,055,777
Prepaid expenses and other current assets	1,144,960	521,880
Total Current Assets	7,813,285	14,577,657

Property and equipment, net	-	-
Patent acquisition costs, net	26,460	27,150
Total Assets	$7,839,745	$14,604,807

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$2,831,779	$3,380,782
Accrued expenses	1,071,159	1,839,706
Total Liabilities	3,902,938	5,220,488

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,847,331,923 and 3,847,331,923 at March 31, 2021 and December 31, 2020, respectively	384,733	384,733
Additional paid-in capital	139,819,543	139,734,651
Capital Redemption Reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(341,968)	(648,065)
Accumulated deficit	(188,119,312)	(182,280,811)
Total Shareholders' Equity	3,936,807	9,384,319
Total Liabilities and Shareholders' Equity	$7,839,745	$14,604,807

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AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended March 31, 2021 and 2020

(in U.S. dollars)

	Three Months Ended
	March 31, 2021	March 31, 2020
Operating Expenses:
Research and development expenses	$3,529,384	$2,732,165
General and administrative expenses	2,019,286	2,194,809
Total Operating Expenses	5,548,670	4,926,974
Loss from Operations	(5,548,670)	(4,926,974)

Other (Expenses) Income:
Interest income	3,735	1,010
Changes in fair value of warrant liabilities – gain	-	949,456
Foreign currency exchange gains (losses)	(285,854)	233,404
Other expenses	(7,712)	(2,303)
Total Other (Expenses) Income	(289,831)	1,181,567

Net Loss	(5,838,501)	(3,745,407)

Other Comprehensive Income (Loss):
Foreign Currency Translation Adjustment	306,097	(222,725)

Comprehensive Loss	$(5,532,404)	$(3,968,132)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)

Weighted average ordinary shares outstanding (basic and diluted)	3,847,331,923	2,516,280,709

For more information

Investor Contact

Peter Vozzo

Westwicke/ICR

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Ashley Tapp / Maya Bennison

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com

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